Exhibit 1

2026 3rd Quarter Results Mexico City, October 28, 2026 NYSE: VIST BMV: VISTA

October 28, 2026, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) reported today its financial and operational results corresponding to Q3 2026.

Results shown in this filing are adjusted to exclude a 16.3% non-controlling interest in Bandurria Sur Participaciones S.A. (formerly Equinor Argentina S.A.U.), holder of a 30.0% non-operated working interest in the Bandurria Sur block, of which 25.1% is attributable to Vista. For further details, see the table on page 14.

The Company will present its Q3 2026 results through a webcast on Thursday, October 29, 2026, at 9:00 am Mexico City time (11:00 am ET; 12:00 pm BAT).

Q3 2026 highlights:

•

Total production in Q3 2026 was 169,023 boe/d, an 8% increase compared to Q2 2026, and a 33% increase compared to Q3 2025. Oil production in Q3 2026 was 147,126 bbl/d, a 34% increase y-o-y and a 9% increase q-o-q.

•

In Q3 2026, average realized crude oil price was 84.2 $/bbl, a 30% increase compared to Q3 2025 driven by higher Brent crude oil prices, and a 6% decrease compared to Q2 2026 driven by lower Brent crude oil prices. (1)

•	Realized natural gas price for Q3 2026 was 3.3 $/MMBtu, a 9% increase q-o-q, mainly driven by higher gas prices in the industrial sector.

•

Total revenues in Q3 2026 were 1,234.1 $MM, 7% above Q2 2026 and 75% above Q3 2025, mainly driven by 34% oil production growth and 30% higher oil prices. Total net revenues during the quarter were 1,183.9 $MM. Net oil revenues from sales were 100% priced using export parity formulas. Net revenues from oil and gas exports were 854.2 $MM, representing 72% of total net revenues. (1)

•	Lifting cost in Q3 2026 was 4.7 $/boe, 6% above Q3 2025, driven by slightly higher costs in peso-denominated goods and services amid a flat exchange rate.

•

Selling expenses in Q3 2026 were 3.6 $/boe, a 14% decrease y-o-y, driven by a dilution of ship-or-pay costs (measured on a per barrel basis) in the Duplicar pipeline amid increasing production volumes. (2)

•

Adjusted EBITDA for Q3 2026 was 841.5 $MM, a 78% increase y-o-y, mainly driven by a 75% increase in total revenue amid flat operating unit costs. Adjusted EBITDA margin was 68%, 2 p.p. below Q2 2026 and 1 p.p. above Q3 2025. (2)

•

Net income in Q3 2026 was 293.5 $MM, a decrease of 9% compared to the previous quarter and a decrease of 7% compared to 315.3 $MM in Q3 2025, reflecting higher Income tax expense, partially offset by a higher Profit before income tax. Excluding the gain recognized from the acquisition of La Amarga Chica in Q3 2025 (288.1 $MM), net income expanded more than 10 times y-o-y. Adjusted net income during Q3 2026 totaled 240.1 $MM, compared to 155.5 $MM in Q3 2025. EPS was 2.6 $/share in Q3 2026, compared to 3.0 $/share in Q3 2025. Adjusted EPS was 2.2 $/share in Q3 2026, compared to 1.5 $/share in Q3 2025.

•

Capex during Q3 2026 was 459.7 $MM. The Company invested 400.6 $MM in drilling, completion and workover of Vaca Muerta wells, mainly in connection with the drilling of 22 net wells, the completion of 28 net wells and the tie-in of 25 net new wells during the quarter. Additionally, the Company invested 28.0 $MM in development facilities, and 31.1 $MM in G&G studies, IT and other projects.

•

In Q3 2026, the Company recorded a free cash flow of 334.2 $MM. Cash flow generated by operating activities was 772.8 $MM, reflecting flat working capital amid a larger operation and including income tax payments of 50.4 $MM.

•	Cash flow used in investing activities reached 438.7 $MM for the quarter, driven by accrued capex of 459.7 $MM and a decrease in capex-related working capital of 20.1 $MM.

•

Cash flow from financing activities totaled -163.5 $MM, mainly driven by net capital debt repayments of 60.4 $MM, share repurchases of 55.4 $MM and the payment of borrowings’ interests for 23.6 $MM. (3)

•

Gross debt totaled 3,642.3 $MM as of quarter end, resulting in a net debt of 2,857.2 $MM. At the end of Q3 2026, net leverage ratio was 1.12x, or 1.04x on a pro forma basis, compared to 1.83x as of Q3 2025. (4)

(1)

Revenues were 1,264.8 $MM in Q3 2026 and 1,211.9 $MM in Q2 2026. For comparison purposes, revenues and avg. realized oil prices are net of Commodity risk management contracts and Sea freight selling expenses. Commodity risk management contracts were 10.7 $MM in Q3 2026 and 5.6 $MM in Q2 2026. Sea freight selling expenses were 41.4 $MM in Q3 2026 and 63.1 $MM in Q2 2026, which were collected as revenues and incurred by our trading subsidiary Vista Energy International S.A. (“VEISA”).

(2)

Selling expenses were 97.2 $MM in Q3 2026 and 121.0 $MM in Q2 2026. For comparison purposes, Selling expenses are net of 41.4 $MM of Sea freight selling expenses incurred by our trading subsidiary VEISA in Q3 2026, equivalent to 2.7 $/boe, which were also collected as revenues, and 63.1 $MM equivalent to 4.4 $/boe in Q2 2026.

(3)

Q3 2026 Cash flow from financing activities is the sum of: (i) cash flow used in financing activities for 163.2 $MM; (ii) effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for 1.0 $MM; (iii) the variation in Argentine government bonds for -0.9 $MM; and (iv) Other investments for -0.5 $MM.

(4)

Pro forma values calculated as if Bandurria Sur and Bajo del Toro had been acquired on May 1, 2025. Pro forma Net Leverage Ratio (1.04x) = (Gross financial debt (3,642 $MM) – Cash, bank balances and other short-term investments (785 $MM)) / Pro forma LTM Adj. EBITDA (2,740 $MM).

Vista Q3 2026 results

Production

Average net daily production

	Q3-26	Q2-26	Q3-25	▲ y/y	▲ q/q
Total (boe/d)	169,023	156,061	126,752	33%	8%
Oil (bbl/d)	147,126	135,427	109,677	34%	9%
Natural Gas (MMm3/d)	3.43	3.17	2.65	29%	8%
NGL (boe/d)	336	710	416	(19)%	(53)%

Total production in Q3 2026 was 169,023 boe/d, a 33% increase compared to Q3 2025, of which 13% represented organic growth, driven by 91 new wells tied-in during the last 12 months. The Company connected 25 new wells during the quarter, reflecting a run rate of 100 wells per annum. The remaining 20% represented the full quarter consolidation of the 25.1% working interest in Bandurria Sur block and 35% working interest in Bajo del Toro block, as opposed to only two months in the previous quarter. Total production in Q3 2026 increased 8% compared to Q2 2026.

Oil production in Q3 2026 was 147,126 bbl/d, reflecting a 34% increase y-o-y and a 9% increase q-o-q. Natural gas production during Q3 2026 was 3.43 MMm3/d, a 29% increase compared to Q3 2025 and an 8% increase compared to the previous quarter. NGL production in Q3 2026 was 336 boe/d.

Q3 2026 Average net daily production by asset

	Target	Working interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)
Total WI production per concession			147,126	3.43	336	169,023

Aguada Federal	Shale	100%	6,170	0.11	24	6,871
Águila Mora	Shale	90%	294	0.01	—	334
Bajada del Palo Este	Shale	100%	16,700	0.13	4	17,531
Bajada del Palo Oeste	Shale	100%	59,656	1.32	73	68,049
Bandurria Norte	Shale	100%	—	—	—	—
Bajada del Palo Este	Conventional	100%	—	—	—	—
Bajada del Palo Oeste	Conventional	100%	7	0.05	—	329
Coirón Amargo Norte	Conventional	84.6%	—	—	—	—
CS-01 (México) (1)	Conventional	100%	—	—	—	—

Total operated production			82,827	1.62	100	93,115

La Amarga Chica	Shale	50%	41,972	0.88	—	47,524
Bandurria Sur	Shale	25.1%	17,931	0.76	—	22,710
Bajo del Toro	Shale	35%	3,040	0.04	—	3,277
25 de Mayo-Medanito (2)	Conventional	—	310	0.01	—	392
Acambuco (3)	Conventional	1.5%	8	0.01	—	81
Agua Amarga (2)	Conventional	—	31	0.01	2	87
Entre Lomas (2)	Conventional	—	709	0.02	233	1,078
Jagüel de los Machos (2)	Conventional	—	297	0.07	—	759

Total non-operated production			64,299	1.81	236	75,909

Total shale production			145,764	3.25	100	166,297

Total conventional production			1,362	0.18	236	2,726

(1)

On November 6, 2025, the Company submitted a notice of irrevocable relinquishment of the CS-01 block to the Mexican Secretariat of Energy (“SENER” by its acronym in Spanish), which is pending confirmation to the date of issuance of this earnings release.

(2)

Transferred Conventional Assets operated by Tango, effective March 1, 2023. Under the latest amendment to the agreement, entered into in September 2025, Vista is entitled to 20% of crude oil production and reserves, and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

(3)

On April 7, 2026, the Company, through its subsidiary Vista Argentina, entered into an agreement with Pan American Energy, S.L., Sucursal Argentina (“Pan American”), to assign its 1.5% non-operated interest in the Acambuco conventional exploitation concession. This transaction closed on October 9, 2026. Since that date, Pan American assumes all economic rights relating to the aforementioned concession.

Revenues

Total revenues per product

Revenues per product - in $MM	Q3-26	Q2-26	Q3-25	▲ y/y	▲ q/q
Revenues	1,264.8	1,211.9	706.1	79%	4%
Commodity risk management contracts	10.7	5.6	—	—	91%
Sea freight selling expenses	(41.4)	(63.1)	—	—	(34)%
Revenues, net of the above	1,234.1	1,154.4	706.1	75%	7%
Export Duties	(50.2)	(50.6)	(18.8)	167%	(1)%
Net Revenues	1,183.9	1,103.7	687.3	72%	7%
Oil	1,146.4	1,068.5	657.5	74%	7%
Export market	853.7	734.8	411.0	108%	16%
Domestic market	292.7	333.6	246.6	19%	(12)%
Natural Gas	36.6	33.4	28.6	28%	10%
Export market	0.4	2.8	3.4	(87)%	(85)%
Domestic market	36.2	30.5	25.2	44%	19%
NGL	0.9	1.9	1.1	(24)%	(55)%

Average realized prices per product

Product	Q3-26	Q2-26	Q3-25	▲ y/y	▲ q/q
Oil ($/bbl) (1)	84.2	89.4	64.6	30%	(6)%
Export market (1)	86.0	85.8	64.8	33%	0%
Domestic market	79.5	98.7	64.4	23%	(19)%
Natural Gas ($/MMBtu)	3.3	3.0	3.3	0%	9%
Export market	6.2	5.3	5.9	4%	16%
Domestic market	3.3	2.9	3.1	6%	13%
NGL ($/tn)	456	406	365	25%	13%

Total sales volumes per product

Product	Q3-26		Q2-26	Q3-25	▲ y/y	▲ q/q
Oil (MMbbl)	13.6	(2)	11.9	10.2	34%	14%
Export market	9.9		8.6	6.3	56%	16%
Domestic market	3.7		3.4	3.8	(4)%	9%
Natural Gas (millions of MMBtu)	11.1		11.0	8.7	27%	1%
Export market	0.1		0.5	0.6	(88)%	(87)%
Domestic market	11.1		10.5	8.2	36%	5%
NGL (Mtn)	1.9		4.7	3.1	(39)%	(60)%

(1)

For comparison purposes, avg. realized oil prices are net of Commodity risk management contracts and Sea freight selling expenses, which were collected as revenues and incurred by VEISA, in Q3 2026 and Q2 2026.

(2)	Reflects inventory withdrawal of 0.04 MMbbl and sales of crude oil from third parties of 0.18 MMbbl, leading to quarterly oil production of 13.39 MMbbl and sales of 13.61 MMbbl.

During Q3 2026, total revenues were 1,264.8 $MM. Net of the effect of Commodity risk management contracts and Sea freight selling expenses, total revenues were 1,234.1 $MM, 7% above Q2 2026 and 75% above Q3 2025, mainly driven by oil production growth and higher oil prices. Total net revenues were 1,183.9 $MM. Net revenues from oil and gas exports were 854.2 $MM, representing 72% of total net revenues. (1)

Crude oil net revenues in Q3 2026 totaled 1,146.4 $MM, representing 96.8% of total net revenues and a 74% increase compared to Q3 2025, driven by oil production growth and higher realized oil prices. Average realized oil price during the quarter was 84.2 $/bbl, 6% below Q2 2026 mainly explained by a decrease in Brent from 96.7 $/bbl in Q2 2026 to 91.3 $/bbl in Q3 2026, and 30% above Q3 2025, mainly driven by higher Brent. Net oil revenues from sales were 100% priced using export parity formulas.

During Q3 2026, the Company exported 73% of crude oil sales volumes. Net revenues from the oil export market accounted for 74% of net oil revenues, reaching 853.7 $MM.

Natural gas net revenues in Q3 2026 were 36.6 $MM, representing 3.1% of total net revenues. The average realized natural gas price for the quarter was 3.3 $/MMBtu, in line with Q3 2025. Sales to industrial clients represented 68% of total natural gas sales volume at an average realized price of 2.9 $/MMBtu. Plan GasAr represented 31% of total natural gas sales volume, with an average realized price of 4.1 $/MMBtu during the quarter. The remaining 1% of total natural gas sales volume was exported at an average realized price of 6.2 $/MMBtu.

NGL net revenues were 0.9 $MM during Q3 2026, representing 0.1% of total net revenues. NGL average price was 456 $/tn.

(1)

During Q4 2025, VEISA, the Company’s dedicated trading arm, started operations. VEISA is a company fully owned by Vista. Although VEISA sells mostly on a CIF (Cost, Insurance and Freight), CFR (Cost and Freight) or DAP (Delivered At Place) basis, for consistency purposes we will continue to report sales and realized prices on a FOB (Free On Board) equivalent basis.

Lifting Cost

	Q3-26	Q2-26	Q3-25	▲ y/y	▲ q/q
Lifting Cost ($MM)	73.4	63.7	51.8	42%	15%
Lifting cost ($/boe)	4.7	4.5	4.4	6%	5%

Lifting cost during Q3 2026 was 73.4 $MM, a 42% increase y-o-y and a 15% increase q-o-q.

On a per-unit basis, lifting cost in Q3 2026 was 4.7 $/boe, 6% above Q3 2025 and 5% above Q2 2026, reflecting the impact of inflation on peso-denominated goods and services amid a flat exchange rate.

Selling Expenses

	Q3-26	Q2-26	Q3-25	▲ y/y	▲ q/q
Selling expenses ($MM)	55.9	57.9	48.8	14%	(3)%
Selling expenses ($/boe)	3.6	4.1	4.2	(14)%	(12)%

Selling expenses were 97.2 $MM in Q3 2026 and 121.0 $MM in Q2 2026. For comparison purposes, figures shown in this section are net of 41.4 $MM and 63.1 $MM of Sea freight selling expenses incurred and collected as revenues by VEISA, leading to selling expenses net of such effect of 55.9 $MM and 57.9 $MM in Q3 2026 and Q2 2026, respectively.

On a per-unit basis, selling expenses in Q3 2026 were 3.6 $/boe, a 14% decrease y-o-y mainly driven by a dilution of ship-or-pay costs (measured on a per barrel basis) in the Duplicar pipeline as we continue to ramp up production volumes.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q3-26	Q2-26	Q3-25	▲ y	▲ q
Profit for the period, net	293.5	321.7	315.3	(21.8)	(28.3)

(+) Income tax expense / (benefit)	211.8	116.5	122.2	89.6	95.3
(+) Financial income (expense), net	76.1	96.9	95.1	(19.1)	(20.9)
(+) Income (loss) from investment in associates	(3.1)	(4.1)	2.8	(5.9)	1.0

Operating profit	578.2	531.1	535.4	42.8	47.2

(+) Depreciation, depletion and amortization	283.6	270.5	210.9	72.7	13.1
(+) (Reversal of) restructuring expenses	(18.2)	0.8	5.0	(23.2)	(19.0)
(+) Other non-cash costs related to the transfer of conventional assets	2.8	2.9	9.2	(6.4)	(0.1)
(+) Gain from business combination	—	—	(288.1)	288.1	—
(+) Remeasurement of contingent consideration	16.2	—	—	16.2	16.2
(+) Gain from asset disposals	(21.1)	—	—	(21.1)	(21.1)

Adjusted EBITDA (1)	841.5	805.2	472.4	369.1	36.2

Adjusted EBITDA Margin (%) (2)	68%	70%	67%	+1p.p.	(2)p.p.

Adjusted EBITDA was 841.5 $MM in Q3 2026, a 4% increase compared to 805.2 $MM in Q2 2026 and a 78% increase compared to 472.4 $MM in Q3 2025, mainly driven by total revenue growth of 7% and 75% respectively, while operating unit costs remained flat. Adjusted EBITDA margin was 68%, 2 p.p. below Q2 2026 and 1 p.p. above Q3 2025.

(1)

Adj. EBITDA = Profit for the period, net + Income tax (expense) / benefit + Financial income (expense), net + Income (loss) from investments in associates + Depreciation, depletion and amortization + Impairment of long-lived assets + Gain from business combination + Gain from asset disposals + (Reversal of) restructuring expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Remeasurement of contingent consideration.

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total Revenues – Sea freight selling expenses + Commodity risk management contracts). Adj. EBITDA Margin for Q3 2026 (68%) = Adj. EBITDA (841.5 $MM) / (Total Revenues (1,264.8 $MM) – Sea freight selling expenses (41.4 $MM) + Commodity risk management contracts (10.7 $MM)).

Net Income and Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q3-26	Q2-26	Q3-25	▲ y	▲ q
Profit for the period, net	293.5	321.7	315.3	(21.8)	(28.3)

Adjustments:
(+) Deferred Income tax	(35.1)	(65.1)	119.1	(154.2)	30.0
(+) Other non-cash costs related to the transfer of conventional assets	2.8	2.9	9.2	(6.4)	(0.1)
(+) Gain from business combination	—	—	(288.1)	288.1	—
(+) Gain from asset disposals	(21.1)	—	—	(21.1)	(21.1)
Adjustments to Net Income/Loss	(53.4)	(62.2)	(159.8)	106.4	8.8

Adjusted Net Income/Loss	240.1	259.6	155.5	84.6	(19.5)

Adjusted EPS ($/share) (1)	2.16	2.38	1.48	0.68	(0.22)
EPS ($/share) (1)	2.65	2.95	3.01	(0.36)	(0.31)

Net income in Q3 2026 was 293.5 $MM, compared to 315.3 $MM in Q3 2025, mainly driven by (a) higher Adjusted EBITDA of 841.5 $MM in Q3 2026 compared to 472.4 $MM in Q3 2025, (b) lower Financial expense, net of 76.1 $MM in Q3 2026 compared to 95.1 $MM in Q3 2025 (c) a Reversal of restructuring expenses of 18.2 $MM in Q3 2026 compared to Restructuring expenses of 5.0 $MM in Q3 2025, (d) a non-recurring Gain from assets disposals of 21.1 $MM in Q3 2026, and (e) lower Other non-cash costs related to the transfer of conventional assets of 2.8 $MM in Q3 2026 compared to 9.2 $MM in Q3 2025, partially offset by (f) a non-recurring Gain from business combination related to La Amarga Chica acquisition of 288.1 $MM in Q3 2025, (g) higher Income tax expense of 211.8 $MM in Q3 2026 compared to 122.2 $MM in Q3 2025, and (h) higher Depreciation, depletion and amortization of 283.6 $MM in Q3 2026 compared to 210.9 $MM in Q3 2025.

Adjusted net income in Q3 2026 was 240.1 $MM, compared to 155.5 $MM in Q3 2025, mainly driven by (a) higher Adjusted EBITDA, (b) lower Financial expense, net, and (c) a Reversal of restructuring expenses, partially offset by (d) higher Current income tax expense of 246.9 $MM in Q3 2026 compared to 3.1 $MM in Q3 2025, and (e) higher Depreciation, depletion and amortization.

EPS was 2.6 $/share in Q3 2026, compared to 3.0 $/share in Q3 2025 and 3.0 $/share in Q2 2026. Adjusted EPS was 2.2 $/share in Q3 2026, compared to 1.5 $/share in Q3 2025 and 2.4 $/share in Q2 2026. (1)

(1)

EPS (Earnings per share): Profit for the period, net divided by weighted average number of ordinary shares. Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q3 2026, Q2 2026, and Q3 2025 were 110,931,263, 108,909,959, and 104,896,801, respectively.

Capex

Capex during Q3 2026 was 459.7 $MM. The Company invested 400.6 $MM in drilling, completion and workover of Vaca Muerta wells, mainly in connection with the drilling of 22 net wells, the completion of 28 net wells and the tie-in of 25 net new wells during the quarter. Additionally, the Company invested 28.0 $MM in development facilities, and 31.1 $MM in G&G studies, IT and other projects.

Operated wells tied-in during Q3 2026

Concession	Well name	Pad number	Landing zone	Lateral length (mts)
Bajada del Palo Oeste	2471	BPO-45	La Cocina	3,216
Bajada del Palo Oeste	2472	BPO-45	Lower Carbonate	3,158
Bajada del Palo Oeste	2473	BPO-45	Organic	3,158
Bajada del Palo Oeste	2474	BPO-45	La Cocina	3,101
Bajada del Palo Oeste	2475	BPO-45	Lower Carbonate	3,101
Bajada del Palo Oeste	2476	BPO-45	Organic	2,986
Bajada del Palo Oeste	2071	BPO-46	La Cocina	3,273
Bajada del Palo Oeste	2072	BPO-46	Lower Carbonate	3,301
Bajada del Palo Oeste	2073	BPO-46	Organic	3,347
Bajada del Palo Oeste	2074	BPO-46	La Cocina	3,220
Bajada del Palo Oeste	2621	BPO-47	La Cocina	2,871
Bajada del Palo Oeste	2622	BPO-47	Organic	2,928
Bajada del Palo Oeste	2623	BPO-47	La Cocina	2,871
Bajada del Palo Oeste	2624	BPO-47	Organic	2,871
Bajada del Palo Este	2421	BPE-13	La Cocina	3,561
Bajada del Palo Este	2422	BPE-13	La Cocina	3,503
Bajada del Palo Este	2423	BPE-13	La Cocina	2,238

Financial overview

During Q3 2026, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of775.1 $MM. Additionally, the Company recorded a free cash flow of 334.2 $MM. (1)

Cash flow generated by operating activities was 772.8 $MM, reflecting flat working capital amid a larger operation and including income tax payments of 50.4 $MM.

Cash flow used in investing activities reached 438.7 $MM for the quarter, reflecting accrued capex of 459.7 $MM and a decrease in capex-related working capital of 20.1 $MM.

Cash flow from financing activities totaled -163.5 $MM, mainly driven by net capital debt repayments of 60.4 $MM, share buybacks of 55.4 $MM and the payment of borrowings’ interests for 23.6 $MM. (2)

Gross debt totaled 3,642.3 $MM as of quarter end, resulting in a net debt of 2,857.2 $MM. At the end of Q3 2026, net leverage ratio was 1.12x, or 1.04x on a pro forma basis, compared to 1.83x as of Q3 2025.(3)

(1)	Cash position at the end of the quarter was 785 $MM. Figures shown in this section exclude a 16.3% non-controlling interest in Bandurria Sur Participaciones S.A. for 9.9 $MM.
(2)

Q3 2026 Cash flow from financing activities is the sum of: (i) cash flow used in financing activities for 163.2 $MM; (ii) effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for 1.0 $MM; (iii) the variation in Argentine government bonds for -0.9 $MM; and (iv) Other investments for -0.5 $MM.

(3)

Pro forma values calculated as if Bandurria Sur and Bajo del Toro had been acquired on May 1, 2025. Pro forma Net Leverage Ratio (1.04x) = (Gross financial debt (3,642 $MM) – Cash, bank balances and other short-term investments (785 $MM)) / Pro forma LTM Adj. EBITDA (2,740 $MM).

Vista Energy S.A.B. de C.V.

Stake-adjusted profit for the period (1)

(Amounts expressed in thousand U.S. Dollars)

	Q3 2026	Q2 2026	Q3 2025
Total Revenues	1,264,810	1,211,915	706,135
Oil	1,227,319	1,176,752	676,363
Natural gas	36,631	33,268	28,641
NGL and others	861	1,896	1,131

Cost of Sales	(569,550)	(519,281)	(368,944)

Operating costs	(73,415)	(63,731)	(51,786)
Crude oil stock fluctuation	(493)	10,384	1,415
Royalties and others	(193,529)	(186,744)	(98,523)
Purchases of crude oil	(15,758)	(5,802)	—
Depreciation, depletion and amortization	(283,551)	(270,463)	(210,891)
Other non-cash costs related to the transfer of conventional assets	(2,804)	(2,924)	(9,159)

Gross profit	695,260	692,634	337,191

Selling expenses	(97,220)	(121,002)	(48,816)
General and administrative expenses	(54,069)	(44,326)	(37,347)
Exploration expenses	—	—	(144)
Other operating income	45,481	447	289,802
Other operating expenses	(5,736)	(2,294)	(5,273)
Commodity risk management contracts	10,685	5,598	—
Remeasurement of contingent consideration	(16,168)	—	—

Operating profit	578,234	531,056	535,413

Income (loss) from investments in associates	3,103	4,069	(2,767)
Interest income	3,321	5,001	7,603
Interest expense	(63,992)	(64,495)	(48,873)
Other financial income (expense)	(15,385)	(37,416)	(53,872)

Other financial income (expense), net	(76,056)	(96,910)	(95,142)

Profit before income tax	505,281	438,215	437,504

Current income tax (expense)/benefit	(246,937)	(181,582)	(3,119)
Deferred income tax (expense)/benefit	35,114	65,101	(119,099)

Income tax (expense)/benefit	(211,823)	(116,481)	(122,218)

Profit for the period, net	293,457	321,734	315,286

(1)

Results shown in this table are adjusted to exclude a 16.3% non-controlling interest in Bandurria Sur Participaciones S.A. (formerly Equinor Argentina S.A.U.), holder of a 30.0% non-operated working interest in the Bandurria Sur block, of which 25.1% is attributable to Vista. For further details, see the table on page 14.

Vista Energy S.A.B. de C.V.

Reconciliation to Stake-Adjusted Results

(Amounts expressed in thousand U.S. Dollars)

Following the closing of the Equinor Transaction, through which Vista acquired a 25.1% non-operated working interest in the Bandurria Sur block and a 35.0% non-operated working interest in the Bajo del Toro block, Vista began consolidating Bandurria Sur Participaciones S.A., formerly Equinor Argentina S.A.U. Bandurria Sur Participaciones is the holder of a 30.0% non-operated working interest in the Bandurria Sur block, of which 25.1% is attributable to Vista. Accordingly, the table below shows the adjustments made to exclude non-controlling interests from Vista’s reported Q3 2026 consolidated results.

	Q3 2026 As filed	Non-controlling adjustments	Q3 2026 Stake adjusted
Total Revenues	1,294,970	(30,160)	1,264,810
Oil	1,256,026	(28,707)	1,227,319
Natural gas	38,083	(1,452)	36,631
NGL and others	861	—	861

Cost of Sales	(585,965)	16,415	(569,550)

Operating costs	(75,018)	1,603	(73,415)
Crude oil stock fluctuation	(882)	388	(493)
Royalties and others	(198,303)	4,774	(193,529)
Purchases of crude oil	(15,758)	—	(15,758)
Depreciation, depletion and amortization	(293,200)	9,649	(283,551)
Other non-cash costs related to the transfer of conventional assets	(2,804)	—	(2,804)

Gross profit	709,005	(13,745)	695,260

Selling expenses	(97,980)	760	(97,220)
General and administrative expenses	(54,195)	126	(54,069)
Exploration expenses	—	—	—
Other operating income	45,536	(55)	45,481
Other operating expenses	(5,782)	46	(5,736)
Impairment of long-lived assets	—	—	—
Commodity risk management contracts	10,685	—	10,685
Remeasurement of contingent consideration	(16,168)	—	(16,168)

Operating profit	591,101	(12,867)	578,234

Income (loss) from investments in associates	3,103	—	3,103
Interest income	3,321	—	3,321
Interest expense	(63,992)	—	(63,992)
Other financial income (expense)	(15,908)	523	(15,385)

Other financial income (expense), net	(76,579)	523	(76,056)

Profit before income tax	517,625	(12,344)	505,281

Current income tax (expense)/benefit	(251,785)	4,848	(246,937)
Deferred income tax (expense)/benefit	32,474	2,640	35,114

Income tax (expense)/benefit	(219,311)	7,488	(211,823)

Profit for the period, net	298,314	(4,857)	293,457

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. Dollars)

	As of September 30, 2026	As of December 31, 2025
Property, plant and equipment	7,673,139	5,543,032
Goodwill	22,576	22,576
Other intangible assets	14,689	18,485
Right-of-use assets	102,614	153,283
Biological assets	19,451	15,855
Investments in associates	88,955	54,542
Trade and other receivables	482,778	373,026
Deferred income tax assets	36,514	36,514
Total noncurrent assets	8,440,716	6,217,313
Inventories	21,513	9,457
Trade and other receivables	522,764	347,681
Cash, bank balances and other short-term investments	785,044	538,402
Total current assets	1,329,321	895,540
Total assets	9,770,037	7,112,853

Deferred income tax liabilities	451,604	298,664
Lease liabilities	49,188	88,451
Provisions	53,703	51,513
Borrowings	3,078,038	2,803,982
Employee benefits	21,017	16,226
Income tax liability	12,802	13,964
Trade and other payables	498,929	292,236
Total noncurrent liabilities	4,165,281	3,565,036
Provisions	2,034	10,800
Lease liabilities	33,909	55,452
Borrowings	564,217	350,095
Salaries and payroll taxes	29,891	35,891
Income tax liability	411,043	120,910
Other taxes and royalties	84,095	43,945
Trade and other payables	721,354	419,130
Total current liabilities	1,846,543	1,036,223
Total liabilities	6,011,824	4,601,259
Equity attributable to shareholders of the parent company	3,563,366	2,511,594
Equity attributable to non-controlling interests	194,847	—
Total equity	3,758,213	2,511,594

Total equity and liabilities	9,770,037	7,112,853

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. Dollars)

	For the period from July 1 to September 30, 2026	For the period from July 1 to September 30, 2025
Revenue from contracts with customers	1,294,970	706,135
Revenues from crude oil sales	1,256,026	676,363
Revenues from natural gas sales	38,083	28,641
Revenues from LPG sales	861	1,131
Cost of sales	(585,965)	(368,944)
Operating costs	(75,018)	(51,786)
Crude oil stock fluctuation	(882)	1,415
Royalties and others	(198,303)	(98,523)
Purchases of crude oil	(15,758)	—
Depreciation, depletion and amortization	(293,200)	(210,891)
Other non-cash costs related to the transfer of conventional assets	(2,804)	(9,159)

Gross profit	709,005	337,191

Selling expenses	(97,980)	(48,816)
General and administrative expenses	(54,195)	(37,347)
Exploration expenses	—	(144)
Other operating income	45,536	289,802
Other operating expenses	(5,782)	(5,273)
Commodity risk management contracts	10,685	—
Impairment of long-lived assets	—	—
Remeasurement of contingent consideration	(16,168)	—

Operating profit	591,101	535,413

Income (loss) from investments in associates	3,103	(2,767)
Interest income	3,321	7,603
Interest expense	(63,992)	(48,873)
Other financial income (expense)	(15,908)	(53,872)

Financial income (expense), net	(76,579)	(95,142)

Profit before income tax	517,625	437,504

Current income tax (expense)	(251,785)	(3,119)
Deferred income tax benefit (expenses)	32,474	(119,099)

Income tax (expense)	(219,311)	(122,218)

Profit for the period, net	298,314	315,286

Other comprehensive income for the period	(30)	(31)

Total comprehensive profit for the period	298,284	315,255

	For the period from July 1 to September 30, 2026	For the period from July 1 to September 30, 2025
Profit for the period, net attributable to:
Shareholders of the parent company	293,457	315,286
Non-controlling interests	4,857	—
Total comprehensive income for the period attributable to:
Shareholders of the parent company	293,427	315,255
Non-controlling interests	4,857	—

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. Dollars)

	For the period from July 1 to September 30, 2026	For the period from July 1 to September 30, 2025
Cash flows from operating activities
Profit for the period, net	298,314	315,286
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance for expected credit losses	(26)	44
Share-based payments	21,017	18,401
Personal assets tax	2,527	—
Net increase in provisions	4,389	295
Net changes in foreign exchange rate	67	21,546
Discount of assets and liabilities at present value	5,367	10,471
Discount for well plugging and abandonment	760	907
Income tax expense	219,311	122,218
Other non-cash costs related to the transfer of conventional assets	2,804	9,159
Employee benefits	274	196
Remeasurement of contingent consideration	16,168	—
Items related to investing activities:
Gain from assets disposal	(21,068)	—
Gain from Business Combination	—	(288,056)
Interest income	(3,321)	(7,603)
Changes in the fair value of financial assets and liabilities	(3,628)	1,942
Depreciation and depletion	290,050	208,766
Amortization of intangible assets	3,150	2,125
Impairment of long-lived assets	—	—
Income (loss) from investment in associates	(3,103)	2,767
Items related to financing activities:
Interest expense	63,992	48,873
Amortized cost	1,721	1,143
Interest expense on lease liabilities	724	857
Other taxes interest	3,858	14,440
Other financial income (expense)	7,039	2,566
Changes in working capital:
Trade and other receivables	(57,997)	(115,048)
Inventories	882	(1,415)
Trade and other payables	(10,518)	55,054
Payments of employee benefits	(128)	(112)
Salaries and payroll taxes	(15,598)	7,489
Other taxes and royalties	18,561	50,806
Provisions	(55)	—
Income tax payment	(53,923)	(179,226)

Net cash flows provided by operating activities	791,610	303,891

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets	(448,664)	(334,169)
Payment for Business Combination, net of cash acquired	—	—
Proceeds from BSP and Bajo del Toro Sale	—	—
Payments for acquisitions of other intangible assets	(1,433)	(1,286)
Proceeds from assets disposal	10,000	—
Proceeds from the transfer of conventional assets	—	—
Payments for acquisitions of investments in associates	(10,917)	(4,877)
Interest received	3,321	7,603

Net cash flows (used in) investing activities	(447,693)	(332,729)

Cash flows from financing activities:
Proceeds from borrowings	402,000	500,000
Payment of borrowings principal	(462,414)	(193,285)
Payment of borrowings interest	(23,611)	(19,443)
Payment of borrowings cost	(833)	(7,663)
Payments of other taxes interest	(2,206)	(10,819)
Payments of other financial income (expense)	(8,691)	(2,566)
Payment of lease	(12,012)	(11,251)
Share repurchase	(55,385)	(50,000)

Net cash flow provided by (used in) financing activities	(163,152)	204,973

	For the period from July 1 to September 30, 2026	For the period from July 1 to September 30, 2025
Net increase (decrease) in cash and cash equivalents	180,765	176,135

Cash and cash equivalents at beginning of year / period	597,022	147,000
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	1,046	(8,435)
Net increase (decrease) in cash and cash equivalents	180,765	176,135

Cash and cash equivalents at end of period	778,833	314,700

	For the period from July 1 to September 30, 2026	For the period from July 1 to September 30, 2025
Net cash flows provided by (used in) operating activities
Shareholders of the parent company	772,849	303,891
Non-controlling interests	18,761	—
Net cash flows (used in) investing activities
Shareholders of the parent company	(456,690)	(332,729)
Non-controlling interests	8,997	—
Net cash flows provided by (used in) financing activities
Shareholders of the parent company	(163,152)	204,973
Non-controlling interests	—	—

Note: Vista’s historical operational and financial information is available on the Company’s website (https://www.vistaenergy.com/en/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. Dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (“IFRS”). Some of the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil.

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent.

•	1 million British thermal units = 27.096 cubic meters of gas.

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million U.S. Dollars quarter on quarter

•	▲ y: Represents the variation in million U.S. Dollars year on year

•	$MM: Million U.S. Dollars.

•	$M: Thousand U.S. Dollars.

•	$/bbl: U.S. Dollars per barrel of oil.

•	$/boe: U.S. Dollars per barrel of oil equivalent.

•	$/MMBtu: U.S. Dollars per million British thermal unit.

•	$/tn: U.S. Dollars per metric ton.

•

Adj. EBITDA / Adjusted EBITDA: Profit for the period, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Income (loss) from investments in associates + Impairment of long-lived assets + Gain from business combination + Gain from asset disposals + (Reversal of) restructuring expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Remeasurement of contingent consideration.

•	Adjusted EBITDA margin: Adjusted EBITDA divided by (Total Revenues – Sea freight selling expenses + Commodity risk management contracts).

•	Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares.

•

Adjusted Net Income: Profit for the period, net + Deferred Income Tax (expense)/benefit + Impairment of long-lived assets + Changes in fair value of warrants + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination + Gain from asset disposals.

•	Bandurria Sur Participaciones / BSP: Bandurria Sur Participaciones S.A., formerly Equinor Argentina S.A.U.

•	boe: Barrels of oil equivalent (see conversion metrics above).

•	boe/d: Barrels of oil equivalent per day.

•	bbl/d: Barrels of oil per day.

•	CNBV: Mexican National Banking and Securities Commission.

•

Conventional Assets Transaction: assets transferred to Tango (formerly Petrolera Aconcagua Energía S.A.), effective on March 1st, 2023. Under the latest amendment to the agreement, entered into in September 2025, Vista is entitled to 20% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

•	EPS (Earnings per share): Net Income/Loss divided by weighted average number of ordinary shares.

•

Equinor Transaction: On February 1, 2026, the Company entered into a series of agreements to acquire a 25.1% non-operating working interest in the Bandurria Sur block and a 35.0% non-operating working interest in the Bajo del Toro block. The closing of the acquisition was completed on May 7, 2026. For more information, please refer to the Relevant Fact published on May 7, 2026 on our website: https://www.vistaenergy.com/en/investors

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow.

•	G&G: Geological and geophysical.

•

La Amarga Chica Acquisition: On April 15, 2025, the Company acquired 100% of the capital stock of Vista Energy LACh S.A. (formerly known as Petronas E&P Argentina S.A.), which holds 50% working interest in La Amarga Chica unconventional concession, located in Vaca Muerta.

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets.

•	Mbbl: Thousands of barrels of oil.

•	MMboe: Million barrels of oil equivalent.

•	MMbbl: Million barrels of oil.

•	MMm3/d: Million cubic meters per day.

•	Mts: meters.

•

Plan GasAr: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume at an average annual price of 3.29 $/MMBtu for a four-year term ending on December 31, 2024. Through Resolutions 860/2022 and 265/2023, Vista’s allocated volume increased to 1.14 MMm3/d at the same average annual price for a second four-year term ending on December 31, 2028.

•	p.p: percentage points.

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year.

•	q-o-q: Quarter on quarter

•	SEC: U.S. Securities and Exchange Commission.

•	Tango: Tango Energy S.A., formerly Petrolera Aconcagua Energía S.A.

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Tango, effective as of March 1, 2023.

•	Turnover Tax: refers to the tax on gross revenues collected in Argentina, known as “Ingresos Brutos” in Spanish.

•	VEISA: Vista Energy International S.A.

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at https://www.vistaenergy.com/en/investors.

This earnings release does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC, the Mexican National Securities Registry held by the CNBV or an exemption from such registrations.

This presentation does not contain all of the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Some of the amounts contained herein are unaudited.

Rounding of amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of future performance of the Company and future results may not be comparable to past performance.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company or any of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended, “Affiliates”), members, directors, officers, employees, or any other person (the “Related Parties”) as to the accuracy, completeness, or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance placed on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation, or liability (whether direct or indirect, in contract, tort, or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS financial measures, which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to verification, completion, and change without notice.

This presentation includes “forward-looking statements” concerning the future. Words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” and “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance, or similar estimation about future results, performance, or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results, as well as cost estimations, are based on information as of the date of this presentation and reflect numerous assumptions, including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances, or other estimations of future results, performance, or achievements. We have not warranted the accuracy, reliability, appropriateness, or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Securities Exchange Act of 1934. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we may operate in the future; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the current government in Argentina; significant economic or political developments in Mexico, Argentina and the United States; changes in law, rules, regulations and interpretations and enforcements thereof applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the imposition of import restrictions on goods that are key for the maintenance of our assets; the revocation or amendment of our respective concession agreements by the granting authority; our ability to renew certain hydrocarbon exploitation concessions; our ability to implement our capital expenditure plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation and/or appreciation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for oil and gas in particular, and energy in general, both in Argentina and globally; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses, including Vista Energy LACh S.A.; our expectations for future production, costs and crude oil prices used in our projections; changes to our capital expenditure plans; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves, and changes to our previous reserve estimates; increased market competition in the energy sectors in Argentina and Mexico; potential regulatory changes and modifications to free trade agreements driven by evolving U.S. trade policies and political developments in Argentina, Mexico or other Latin American countries; climate change and severe weather events; any potential adverse effects that may arise in connection with any prospective mergers, acquisitions, divestitures, or other corporate reorganizations; adverse global macroeconomic environments, including trade wars, high inflation, a global recession, and increasing market volatility, especially in relation to commodity prices; and ongoing and potential geopolitical conflicts, including, among others, those involving Russia and Ukraine; the United States, Israel, Hamas, Iran and several countries in the Middle East; and tensions between China and Taiwan.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely publishes important information for investors in the Investor Relations support section on its website, www.vistaenergy.com/en/investors. From time to time, Vista may use its website as a channel for distributing material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls, and webcasts.

Enquiries:

ir@vistaenergy.com

Argentina: +54.11.3754.8500

Mexico: +52.55.1555.7104